SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 May 2015

DIRECTORATE CHANGE

Prudential plc ("Prudential") today announces that Pierre-Olivier Bouée is to step down as Group Chief Risk Officer and a member of the Board of Prudential plc. A replacement for Mr Bouée will be announced in due course. Mr Bouée joined Prudential in 2008 and served in a variety of Group leadership roles before being appointed Chief Risk Officer in 2013. Mr Bouée will step down from the Board on 31 May 2015, but will continue as Chief Risk Officer until 30 June 2015 to assist with the transition process.

Paul Manduca, Chairman, said: "I would like to thank Pierre-Olivier for his service to this Group over the past seven years. As Chief Risk Officer, he has further strengthened the Group's ability to manage the risks and meet the challenges of an uncertain global environment and has also been a valued Board colleague. While the Board will be disappointed to see him leave, we respect his desire to pursue a fresh challenge. The Board has a strong focus on succession planning and a process has already begun."

Pierre-Olivier Bouée said: "It has been a privilege to work at Prudential since 2008, during which time the Group has grown profitably to become one of the world's leading financial services businesses, while working within a balanced, prudent risk appetite. I have decided now is a good time to seek a new challenge.  I would like to thank the Chairman, the Board and all my colleagues at Prudential for all their support during my time with the Group and I wish the new Chief Executive Mike Wells and the rest of my colleagues every success in the future."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

Regulatory Disclosures
Save as disclosed above, there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. Mr. Bouée has confirmed that there are no other matters that need to be brought to the attention of shareholders of Prudential.

About Prudential plc
Prudential plc is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups serving around 24 million insurance customers, and has £496 billion of assets under management (as at 31 December 2014). Prudential plc is listed on the stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 May 2015

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary